Filed by Global Net Lease, Inc.

Commission File No. 001-37390

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: American Realty Capital Global Trust II, Inc.

Commission File No. 000-55624

This filing relates to the proposed merger of Global Net Lease, Inc. (“GNL”) and American Realty Capital Global Trust II, Inc. (“Global II”). The following are the scripts of webcasts to be broadcast by GNL and Global II on November 18, 2016 and November 22, 2016

Additional Information About the Proposed Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, GNL and Global II filed a joint proxy statement/prospectus with the SEC on November 8, 2016. BOTH GNL’S AND GLOBAL II’S STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO), AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors may obtain free copies of the joint proxy statement/prospectus and other relevant documents filed by GNL and Global II with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed by GNL with the SEC are also available free of charge on GNL’s website at www.globalnetlease.com and copies of the documents filed by Global II with the SEC are available free of charge on Global II’s website at www.arcglobal2.com.

GNL Webinar Script

Operator

Good morning/afternoon/evening. All participants will be in listen-only mode. Should you need assistance, please signal a Conference Specialist by pressing the star key followed by Zero.

After today’s presentation, there will be an opportunity to ask questions. Please note, this event is being recorded. Also note that certain statements and assumptions in this earnings call which are not historical facts will be forward-looking and are being made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

These forward looking statements are subject to certain assumptions and risks factors which could cause the Company’s actual results to differ materially from these forward-looking statements. The risk factors that could cause these differences are more fully discussed in our filings with the SEC.

In addition, the forward-looking statements included in this conference call are only made as of the date of this call and, as stated in our SEC reports, the Company disclaims any intent or obligation to update or revise these forward-looking statements, except as expressly required by law.

Finally, all references to per share earnings including Funds from Operations, Core-Funds from Operations, and Adjusted Funds from Operations are on a basic and diluted weighted average share basis.

I would now like to turn the conference over to Scott Bowman, President and Chief Executive Officer of Global Net Lease. Please go ahead.

Scott Bowman

GNL: Thank you operator. Welcome everyone and thank you very much for taking the time to join us to discuss the proposed merger between Global Net Lease, or GNL, and American Realty Capital Global Trust II, or Global ll. Note that in today’s call, we will discuss the transaction and its key benefits, more detailed information is available in our filed investor presentation.

Starting on page 3: First and foremost, this merger enhances GNL’s standing as a leading global single tenant net lease REIT.

We believe that shareholders will realize a number of benefits through the integration of these two closely aligned, high quality, single tenant net lease portfolios. The merger significantly strengthens the existing GNL portfolio; bringing our blend of US and European assets to parity; further diversifying our high quality tenant base, increasing our rent per square foot, while maintaining the long duration of our leases. As such, the merger produces an even more diverse, differentiated portfolio of single tenant net lease assets.

Importantly, the increased size and scale of GNL’s portfolio should better position the company for upcoming discussions with rating agencies, while also increasing our potential for additional index inclusions

Looking ahead, we expect the transaction to be accretive to in the first year; indeed we also anticipate that a larger, more diversified portfolio, with an enterprise value of approximately $3.0 billion, will serve as a strong foundation for future growth.

And finally, by combining Global II with GNL, we will permanently eliminate any perceived conflict of management between the two companies.

Turning to slide 4, Let's take a moment to look at a high level overview of the transaction. GNL will acquire 100% of Global II, resulting in an approximately $3 billion combined pro-forma enterprise value company, which is inclusive of stock based on the market price of GNL common stock on November 7, 2016 plus debt, less cash on the balance sheet. The transaction is structured with a fixed exchange ratio in which Global II shareholders will receive 2.27 shares of GNL stock for each share of Global II they own. After the completion of the transaction, expected by the end of this year, the company will be owned 86% by existing GNL shareholders and 14% by current Global II shareholders. This transaction is subject to shareholders of GNL and Global II approving this transaction in separate shareholder votes and other conditions. Upon the completion of this transaction, Global II will appoint one independent director to join GNL’s board, bringing the total number of independent directors to four out of five members of the board, or 80% independent.

The proxy went effective on November 8th and the shareholder meeting has been set for December 20th; and we expect to close the transaction before year-end. There is a break up fee associated with this transaction, whereby under certain circumstances, GNL would receive a $6 million break-up fee plus expenses not to exceed $5 million.

Illustrated on slide 5, we can see the two high-quality portfolios of GNL and Global II, stand alone, and pro-forma combined, based upon June 30, 2016 data. Based on 6/30/2016 numbers, a pro-forma GNL would own 345 properties, 23 million square feet, with 70.1% investment grade tenants, 10.4 years remaining lease term, and 100% occupancy, split almost evenly between the U.S. and Europe. These strong metrics compare very favorably to GNL’s net lease peer group.

As you can see when you look at the top ten tenants, the pro-forma portfolio will enjoy an improved concentration profile, moving to 36% of annualized straight line rental income coming from the top ten tenants versus approximately 38% today.

Moving to slide 6, we can look at our geographic diversity, pro-froma for the merger, the company will be 51% US and 49% Europe; with the European segment invested in secure, high-quality markets including the UK, Germany, Luxembourg, France, the Netherlands, and Finland. In terms of asset type, we remain diversified, and consistently weighted, with office still the number one asset type, making up 58% of the portfolio, with 12% retail, 29% industrial and distribution, and 1% other.

Moving over the slide 7, let’s take a look at GNL compared to its peer group. GNL, both as it currently stands, and pro-forma for the merger, compares favorably, especially when you compare us to other office and industrial focused peers, including WP Carey, Gramercy and Lexington. Looking at remaining lease term, GNL continues to rank amongst the highest in the group at 10.4 years remaining. GNL compares particularly well in terms of investment grade tenancy, and as you can see, remains head and shoulders ahead of the rest after the merger. In fact, WP Carey is one of the only peers that also reports its implied investment grade tenants, and even including those tenants, they have only 30%, compared to GNL’s 70.1%

Turning to page 8, we focus in on GNL in relation to its two closest peers; Gramercy and WP Carey. These two companies compare particularly closely to GNL because their ownership of both US and European property, and the diversification in their portfolios of assets. As you can see, these peers, while larger than GNL in terms of enterprise value and total square footage, are beaten by GNL in terms of the quality of portfolio. Looking at the pie charts, we can see that after the merger, GNL will be much better positioned than its peers to capitalize on the opportunity in international markets. With such broad diversification, across a variety of high-quality markets, GNL is better positioned than ever to manage currency and interest rate risk, as well as to select the best opportunities in a number of markets. Equally, in keeping a diversified portfolio by asset type, GNL further manages risk. Again GNL’s pro-forma 10.4 years remaining lease term is a full year longer than WP Carey and nearly three years longer than Gramercy. This is significant in terms of our ability to manage risk and extract value for shareholders. Again, if you include the implied investment grade tenants, GNL continues to run at 70%, which is over 25% above Gramercy and 40% above WP Carey, including their reported implied rated tenants. Together, these statistics illustrate the strong, and balanced portfolio that we have assembled, and which after the merger, is expected to form the foundation for future growth, built on high-quality mission critical assets leased to largely investment grade tenants on long durations leases.

Moving on to slide 9, you will note that corporate governance is enhanced by the addition of one additional independent director, to be appointed by Global II, upon successful completion of the merger. This will bring the GNL board to 5 total directors, of which 4 or 80% are independent, ensuring that the management is held accountable by a truly independent board. Management of GNL will remain consistent after the close and will continue to lead this high quality global net lease REIT. As everyone knows, we have our US focused team including both property management as well as finance and accounting functions, while in Europe, we have Moor Park, who is led by their three founding partners; Gary Wilder who is Moor Park Chairman, Shemeel Khan who is the CEO, and Jagdeep Kapoor who is chief investment officer. We also have talented, and experienced market focused acquisition and deal teams in the US, UK, Germany, France, Nordics, and Benelux.

And finally on slide 10, let’s take a step back to look again at what this merger achieves, and to look ahead past the close of the proposed transaction. This merger not only allows us to enhance our diversification by geography, property type, and tenant industry, but also to achieve our 2017 growth goal with a single transaction. Looking to our post close roadmap, we will continue with our asset recycling program, which we expect to complete by Q1 2017. We will further enhance our balance sheet through the proceeds of the program. This added liquidity can then be used to pay down mezzanine debt and second mortgage debt. This will in turn reduce the overall combined GNL cost of debt. We will also reduce the outstanding balance on GNL’s credit facility, opening up dry powder for the future and giving us an opportunity to add unsecured debt, and to ladder out our debt maturities to be better aligned with the long lease duration of the GNL portfolio, further managing risk and achieving our leverage targets. Finally, beyond this, we may also use some of the remaining cash on the balance sheet for share buybacks, other acquisitions or strategic purposes in the future. In doing this, we will continue to enhance GNL’s portfolio, further cement our position as a leading globally focused single tenant net lease REIT, and continue to deliver for our shareholders.

Now taking a look at the timeline of this deal, the proxy went effective November 8th, and we are asking shareholders to vote between November 9th and December 19th. The shareholder meeting will occur on December 20 and we expect to close the transaction by the end of the year.

I do want to note that Tim Salvemini, Chief Financial Officer, is here to answer your financial questions along with a member of our Operations management team to field your operational questions.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. THESE MATERIALS ARE AVAILABLE FREE OF CHARGE ON THE SEC’S WEBSITE AT WWW.SEC.GOV, AT WWW.GLOBALNETLEASE.COM OR AT WWW.ARCGLOBALTRUST2.COM.

[Q and A Session to take place.]

Global II Webinar Script

Operator

Good morning/afternoon/evening. All participants will be in listen-only mode. Should you need assistance, please signal a Conference Specialist by pressing the star key followed by Zero.

After today’s presentation, there will be an opportunity to ask questions. Please note, this event is being recorded. Also note that certain statements and assumptions in this earnings call which are not historical facts will be forward-looking and are being made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

These forward looking statements are subject to certain assumptions and risks factors which could cause the Company’s actual results to differ materially from these forward-looking statements. The risk factors that could cause these differences are more fully discussed in our filings with the SEC.

In addition, the forward-looking statements included in this conference call are only made as of the date of this call and, as stated in our SEC reports, the Company disclaims any intent or obligation to update or revise these forward-looking statements, except as expressly required by law.

Finally, all references to per share earnings including Funds from Operations, Core-Funds from Operations, and Adjusted Funds from Operations are on a basic and diluted weighted average share basis.

I would now like to turn the conference over to Scott Bowman, President and Chief Executive Officer of American Realty Capital Global Trust II. Please go ahead.

Scott Bowman

Thank you operator. Welcome everyone and thank you for taking the time to join us to discuss the proposed merger between Global Net Lease, or GNL, and American Realty Capital Global Trust II, or Global ll. Note that in today’s call, we will discuss the transaction and its key benefits, and you can find more detailed information on the transaction in our filed investor presentation.

On page 2 you will see a brief history of Global II. We broke escrow in October 2014 and closed our initial public offering in August of 2016. From December 2014 through June 2016 we assembled a portfolio of $620 million.

As we announced on August 8, 2016, GNL has proposed to acquire Global II in an all-stock transaction with a fixed exchange ratio of 2.27 shares of GNL for each share owned by shareholders of Global II. The merger will create a premier global single-tenant net lease REIT. Since inception, Global II raised $308 million, building a high quality real estate portfolio of 16 assets with a purchase price of approximately $619 million. Upon completion of this transaction, Global II shareholders will benefit by owning shares of a company with an enterprise value of nearly $3.0 billion, which is inclusive of stock based on the market price of GNL common stock on November 7, 2016 plus debt, less cash on the balance sheet. We are targeting the close of this transaction by the end of Q4 2016.

Let’s take a few minutes to review the merger benefits for Global II shareholders on page 3. As previously mentioned, the merger with GNL allows Global II shareholders to own an interest in a larger company of nearly $3 billion in enterprise value with a more diversified real estate portfolio and a stronger balance sheet. It also creates immediate liquidity for shareholders as the shares received in GNL are liquid and freely tradable on the New York Stock Exchange after the closing of the merger.

The investment strategy of the combined company will be consistent with the Global II strategy; to acquire high quality assets leased to largely investment grade tenants on long duration leases in the U.S. and Europe. Shareholders will also benefit from the increase in the average remaining lease term from 8.5 years to 10.4 years post merger. The merger significantly diversifies the portfolio owned by Global II shareholders to roughly 50% US and 50% European properties.

The combined company’s strong balance sheet, as well as lower total cost of debt than Global II before the merger, coupled with the availability of cash and increased liquidity is expected to provide better access to capital markets and significantly more opportunities for future growth for Global II shareholders than as a standalone company.

Key benefits to shareholders are the cost savings and synergies, and are expected to be realized in the first year, post merger. We expect to realize approximately $6 million in cost savings synergies in 2017, which is inclusive of approximately a $4 million reduction in recurring asset management fees and advisor reimbursements.

At the close of the transaction, the GNL board will move to five directors, adding one Global II director, and moving to four the number of independent directors on the board.

Turning to page four, as announced the merger will be a 100% stock transaction with a fixed exchange ratio of 2.27 shares of GNL for each share owned of Global II stock. The transaction provides immediate liquidity for shareholders of Global II as GNL is listed on the New York Stock Exchange and there is no lockup period for the shares.

GNL currently pays an annual dividend of $0.71 per share and based upon the fixed exchange ratio, Global II shareholders will be receiving $1.61 per share.

This transaction requires shareholder approval and separate shareholder votes for both GNL and Global ll. Again, we anticipate the transaction closing by year-end.

On page 5, you can see the combined company’s pro forma portfolio metrics. Based on June 30th numbers, the company will be made up of 345 properties with 99 tenants, 23 million square feet in 7 different countries with an average 10.4 years remaining lease term and 100% occupancy. The top ten tenant concentration will move from 38% to roughly 36% based on straight line rental income, 70% investment grade or implied investment grade tenants, and an average interest rate of 3.1%. With essentially every portfolio metric improved, this page clearly illustrates that Global II shareholders will own, post-merger, shares of a premier globally focused net lease company.

Page 6 shows the diversification benefits shareholders will experience as part of the combined company, illustrating the considerably broader portfolio that will be more diverse across geography and industry. Approximately 70% of the combined company’s tenant’s will be investment grade rated or implied investment grade rating.

Page 7 shows the aforementioned diversification across top ten tenants in the portfolio and highlights the long lease duration and limited rollover in the portfolio. At an average lease term of 10.4 years, roughly only 3% of leases will roll through 2021.

Turning to page 8, you can get a sense of where the combined company will be compared to its public peers. Global II shareholders will realize the economies of scale and lower cost of capital benefits as previously mentioned, while also receiving a very attractive dividend yield.

A similar comparison is on page 9, where we compare the combined company to a subset of peers with international focuses. As you can see, the proposed merged company stacks up to the peers well, with more diversified rental exposure, longer weighted average lease term, strong credit from investment grade tenants and a very attractive dividend yield as compared to the peer group.

On page 10, you can see the significant costs savings to Global II shareholders expected to be realized by the combined company. The combined company is expected to save $6 million in fees and expenses in the first year, including asset management fees and G&A synergies that closely aligns management and shareholders. $4 million of this results from the reduction, or elimination of fees, and expense reimbursements to the advisor. Further, the advisor receives no promote or incentive as a result of this merger.

GNL also currently has lending agreements in place that allow access to lower cost debt. Global II shareholders will benefit from GNL’s multi-facetted hedging program. GNL monitors currency risk closely and has full access to put full hedges in place and will continue its comprehensive hedging program to mitigate currency risk on the portfolio cash flows, and value of the properties. There are significant synergies as a result of the new expense structure, including reduced fees, and the scale provided from this transaction.

Now taking a look at the timeline of this deal, the proxy went effective November 8th, and we are asking shareholders to vote between November 9th and December 19th. It is important that we receive those votes before our shareholder meeting which is scheduled for December 20th. The shareholder meeting will occur on December 20 and we expect to close the transaction by the end of the year.

I do want to note that Tim Salvemini, Chief Financial Officer, is here to answer your financial questions along with a member of our Operations management team to field your operational questions.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. THESE MATERIALS ARE AVAILABLE FREE OF CHARGE ON THE SEC’S WEBSITE AT WWW.SEC.GOV, AT WWW.GLOBALNETLEASE.COM OR AT WWW.ARCGLOBALTRUST2.COM.

[Q and A Session to take place.]